Filed by Sanofi-Synthelabo
  Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of
                                                                1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                             Date: July 21, 2004


         On July 21, 2004, Sanofi-Synthelabo issued the following press release.

         In   connection    with   the   proposed    acquisition   of   Aventis,
Sanofi-Synthelabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call);
e-mail proxy@mackenziepartners.com.


                                     * * * *

                                                                    EXHIBIT 99.2

                                                     [SANOFI-SYNTHELABO LOGO]

[GRAPHIC] Investor Relations                         Paris, July 21, 2004

--------------------------------------------------------------------------------
               VERY STRONG SALES GROWTH IN THE FIRST HALF OF 2004:

            CONSOLIDATED SALES:  4,460 MILLION EUROS
                             UP 18.9% ON A COMPARABLE BASIS
                             UP 14.3% ON A REPORTED BASIS

               DEVELOPED SALES(1): UP 25.5% ON A COMPARABLE BASIS
--------------------------------------------------------------------------------
       Unless otherwise indicated, growth rates are on a comparable basis

IN THE FIRST HALF OF 2004:

>>  SANOFI-SYNTHELABO ONCE AGAIN RECORDED STRONG SALES GROWTH:
    o CONSOLIDATED SALES: UP 18.9% (14.3% on a reported basis) at 4,460 million euros
    o  DEVELOPED SALES: UP 25.5% at 5,832 million euros.

>>  PLAVIX(R), APROVEL(R), AMBIEN(R) AND ELOXATIN(R) RECORDED IMPRESSIVE GROWTH:
    o PLAVIX(R): growth of 35.2% in consolidated sales and 48.6% in developed sales.
    o APROVEL(R) /AVAPRO(R): growth of 18.2% in consolidated sales and 23.8% in developed sales.
    o  STILNOX(R)/ AMBIEN(R): growth of 17.6% in consolidated sales.
    o  ELOXATIN(R): growth of 51.5% in consolidated sales.

>> INCREASE OF 26.1% IN CONSOLIDATED SALES OF THE TOP 10 PRODUCTS (REPRESENTING 69.6% OF CONSOLIDATED SALES).

>> DECREASE OF INVENTORY LEVELS(2) OF PLAVIX(R), APROVEL(R), AMBIEN(R) AND ELOXATIN(R) IN THE UNITED STATES VERSUS THE END OF DECEMBER 2003.


DURING THE SECOND QUARTER OF 2004:

>>  CONTINUED ROBUST GROWTH:
    o CONSOLIDATED SALES: UP 19.4% (16.6% on a reported basis) at 2,267 million euros
    o DEVELOPED SALES: UP 24.0% at 3,006 million euros.


CONFIRMATION OF 2004 FORECASTS(3)



-----------------------------------

(1) Developed sales include Sanofi-Synthelabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), and with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem) (see explanatory note).
(2) Inventories expressed in months' sales, internal estimates.
(3) Barring major adverse events, based on the current Group structure, and excluding the combination with Aventis:1) a similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003; 2) at an exchange rate of 1.25 dollar to the euro, an increase in earnings per share of around 15% before exceptional items and goodwill amortization.

2004 FIRST-HALF CONSOLIDATED SALES: up 18.9% on a comparable basis

IN THE FIRST HALF OF 2004, SANOFI-SYNTHELABO GENERATED CONSOLIDATED SALES OF 4,460 MILLION EUROS, UP 18.9% ON A COMPARABLE BASIS (14.3% ON A REPORTED BASIS). There was a negative currency effect of 4.5 points, more than two-thirds of which was due to the fall in the US dollar versus euro in the first half of 2003


SECOND-QUARTER CONSOLIDATED SALES AMOUNTED TO 2,267 MILLION EUROS, AN INCREASE OF 19.4% ON A COMPARABLE BASIS (16.6% on a reported basis). The negative currency effect over the quarter was 2.6 points.


2004 FIRST-HALF CONSOLIDATED SALES BY GEOGRAPHICAL REGION: double-digit growth in all three regions on a comparable basis


 ------------------------------------------------------------------------------
                       CONSOLIDATED SALES     CHANGE ON A       CHANGE ON A
   MILLIONS OF EUROS         H1 2004       COMPARABLE BASIS       REPORTED
                                                                   BASIS
 ------------------------------------------------------------------------------
 Europe                       2,584              +12.0%           +11.0%
 United States                1,065              +35.8%           +20.5%
 Rest of the world             811               +22.9%           +17.2%
 ------------------------------------------------------------------------------
         TOTAL                4,460              +18.9%           +14.3%
 ------------------------------------------------------------------------------



- IN EUROPE, 2004 FIRST-HALF CONSOLIDATED SALES WERE 2,584 MILLION EUROS, an increase of 12.0% on a comparable basis (11.0% on a reported basis). Second-quarter consolidated sales rose by 13.1% on a comparable basis (12.5% on a reported basis).

- IN THE UNITED STATES, 2004 FIRST-HALF CONSOLIDATED SALES WERE 1,065 MILLION EUROS, a rise of 35.8% on a comparable basis. On a reported basis, the increase was 20.5%, due to movements in the dollar/euro exchange rate. Second-quarter consolidated sales advanced by 37.6% on a comparable basis (27.6% on a reported basis).

- IN THE REST OF THE WORLD, 2004 FIRST-HALF CONSOLIDATED SALES CAME TO 811 MILLION EUROS, 22.9% higher on a comparable basis (17.2% on a reported basis). Second-quarter consolidated sales were up 20.4% on a comparable basis (17.4% on a reported basis).

2004 FIRST-HALF CONSOLIDATED SALES BY PRODUCT: 26.1% growth for the top 10 products on a comparable basis

2004 FIRST-HALF CONSOLIDATED SALES OF THE GROUP'S TOP 10 PRODUCTS AMOUNTED TO 3,106 MILLION EUROS, UP 26.1% ON A COMPARABLE BASIS (20.7% on a reported basis) AND REPRESENTED 69.6% OF CONSOLIDATED SALES, AGAINST 65.7% IN THE FIRST HALF OF 2003 (ON A COMPARABLE BASIS).
In the second quarter of 2004, the top 10 products achieved growth of 25.8% (22.8% on a reported basis).


 -------------------------------------------------------------------------------
 MILLIONS OF EUROS    CONSOLIDATED SALES    CHANGE ON A     CHANGE ON A REPORTED
                           H1 2004        COMPARABLE BASIS         BASIS
 -------------------------------------------------------------------------------
 Plavix(R)                   818               +35.2%             +33.7%
 Stilnox(R)/Ambien(R)        661               +17.6%              +5.4%
 Eloxatin(R)                 541               +51.5%             +40.9%
 Aprovel(R)                  390               +18.2%             +16.8%
 Fraxiparine(R)              174                +7.4%              +4.8%
 Depakine(R)                 150               +11.1%              +9.5%
 Xatral(R)                   138               +35.3%             +34.0%
 Solian(R)                    97               +36.6%             +36.6%
 Cordarone(R)                 72                 0.0%              -1.4%
 Tildiem(R)                   65                -3.0%              -3.0%
 -------------------------------------------------------------------------------
 Total                     3,106               +26.1%             +20.7%
 -------------------------------------------------------------------------------



IN THE FIRST HALF OF 2004:


- CONSOLIDATED SALES OF PLAVIX(R)WERE 818 MILLION EUROS, up 35.2% on a comparable basis.

- CONSOLIDATED SALES OF STILNOX(R)/AMBIEN(R)/MYSLEE(R) TOTALED 661 MILLION EUROS, an increase of 17.6% on a comparable basis.
   IN THE UNITED STATES, SALES OF AMBIEN(R) reached 547 million euros (20.8% on a comparable basis).
   In Japan, consolidated sales of Myslee(R) were 22 million euros, up 23.1% on a comparable basis (20.4% on a reported basis).

- CONSOLIDATED SALES OF ELOXATIN(R) CAME TO 541 MILLION EUROS, up 51.5% on a comparable basis. Sales of Eloxatin(R) reached 311 million euros in the United States (up 66.3% on a comparable basis) and 230 million euros outside the United States (up 35.3% on a comparable basis).

- CONSOLIDATED SALES OF APROVEL(R)WERE 390 MILLION EUROS, up 18.2% on a comparable basis.

- Consolidated sales of Xatral(R)/Uroxatral(R)were 138 million euros, 35.3% higher on a comparable basis.

Excluding the top 10 products, the rest of the portfolio posted sales of 1,354 million euros in the first half of 2004, an increase of 5.1% on a comparable basis.

2004 FIRST-HALF DEVELOPED SALES (4): up 25.5% on a comparable basis

IN THE FIRST HALF OF 2004, DEVELOPED SALES, which reflect the worldwide market presence of Sanofi-Synthelabo products, CAME TO 5,832 MILLION EUROS, AN INCREASE OF 25.5% ON A COMPARABLE BASIS. Second-quarter developed sales rose by 24.0% on a comparable basis.

DEVELOPED SALES OF PLAVIX(R)/ISCOVER(R)IN THE FIRST HALF OF 2004: UP 48.6% ON A COMPARABLE BASIS

--------------------------------------------------------------------------------
Millions                  CHANGE ON A           CHANGE ON A          CHANGE ON A
of euros         H1 2004  COMPARABLE   Q2 2004  COMPARABLE   Q1 2004  COMPARABLE
                             BASIS                 BASIS                 BASIS
--------------------------------------------------------------------------------
      Europe        640      +34.7%      330      +35.8%       310      +33.6%
  United States   1,007      +58.6%      535      +36.5%       472      +94.2%
Rest of the World   222      +50.0%      120      +46.3%       102      +54.5%
--------------------------------------------------------------------------------
      Total       1,869      +48.6%      985      +37.4%       884      +63.4%
--------------------------------------------------------------------------------



Developed sales of Plavix(R)/Iscover(R) reached 1,869 million euros in the first half of 2004.
IN THE UNITED STATES, DEMAND FOR PLAVIX(R) IN THE FIRST HALF OF 2004 CONTINUED TO GROW AT A VERY FAST PACE, WITH A 26.8%(5) INCREASE IN PRESCRIPTIONS AND A FAVORABLE PRICE EFFECT. INVOICED SALES OF PLAVIX(R) DURING THE FIRST HALF ROSE BY 58.6% on a comparable basis. This growth benefited from a favorable comparative base in the first quarter, due to the impact on 2003 first-quarter sales of a sharp reduction in wholesaler inventories.


DEVELOPED SALES OF APROVEL(R)/AVAPRO(R)/KARVEA(R): UP 23.8% ON A COMPARABLE
BASIS

--------------------------------------------------------------------------------
Millions                  CHANGE ON A           CHANGE ON A          CHANGE ON A
of euros         H1 2004  COMPARABLE   Q2 2004  COMPARABLE   Q1 2004  COMPARABLE
                             BASIS                 BASIS                 BASIS
--------------------------------------------------------------------------------
      Europe        354      +16.1%      180       +12.5%      174      +20.0%
  United States     212      +30.1%      119       +46.9%       93      +13.4%
Rest of the world   126      +38.5%       69       +40.8%       57      +35.7%
--------------------------------------------------------------------------------
      Total         692      +23.8%      368       +26.9%      324      +20.4%
--------------------------------------------------------------------------------



Developed sales of Aprovel(R)/Avapro(R)/Karvea(R) in the first half of 2004 totaled 692 million euros. IN THE UNITED STATES, DEMAND FOR AVAPRO(R) CONTINUED TO GROW AT A FAST PACE IN THE FIRST HALF OF 2004, WITH PRESCRIPTIONS UP 16.1%
(6) and a favorable price effect. INVOICED SALES OF AVAPRO(R) OVER THE FIRST HALF ROSE BY 30.1% on a comparable basis.



-----------------------------------

4 Developed sales include Sanofi-Synthelabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), and with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem) (see explanatory note)
5 Prescriptions IMS NPA+ 06/2004 retail + mail order + long term care
6 Prescriptions IMS NPA+ 06/2004 retail + mail order + long term care

Recent events relating to the offer for Aventis shares:
-------------------------------------------------------


June 14, 2004   Announcement of adjustment to offer terms to reflect the
                dividend approved by Aventis.

June 21, 2004   Announcement of the draft structure of the Sanofi-Aventis
                Management Committee.

June 22, 2004   Announcement by the Autorite des Marches Financiers (AMF) of its
                decision to extend the closing date for Sanofi-Synthelabo's revised offer for Aventis shares to July 30, 2004.

June 23, 2004   On condition that the public offer for Aventis succeeds, the
                General Meeting of Sanofi-Synthelabo shareholders agrees to an increase in Sanofi-Synthelabo's share capital by issuance of new shares to Aventis shareholders tendering their shares to the French, American and German offers.

                The Board of Directors has reappointed Mr Jean-Francois Dehecq as Chairman and CEO.

June 25, 2004   Announcement of an agreement between Sanofi-Synthelabo and
                Pfizer on the divestment of Campto(R) (irinotecan), conditional on the success of the Sanofi-Synthelabo offer for Aventis.

July 15, 2004   Announcement that the U.S. Federal Trade Commission's Bureau of
                Competition and Economics has completed its review of Sanofi-Synthelabo' proposed acquisition of Aventis.

--------------------------------------------------------------------------------
                   DETAILED FIGURES FOR THE FIRST HALF OF 2004
--------------------------------------------------------------------------------

FIRST-HALF CONSOLIDATED SALES BY GEOGRAPHICAL REGION

--------------------------------------------------------------------------------
                                                        CHANGE ON A   CHANGE ON
 Millions of euros   H1 2004    H1 2003     H1 2003     COMPARABLE    A REPORTED
                               COMPARABLE   REPORTED       BASIS         BASIS
--------------------------------------------------------------------------------
Europe                2,584       2,307       2,327        +12.0%       +11.0%
United States         1,065         784         884        +35.8%       +20.5%
Rest of the world       811         660         692        +22.9%       +17.2%
--------------------------------------------------------------------------------
     TOTAL            4,460       3,751       3,903        +18.9%       +14.3%
--------------------------------------------------------------------------------



FIRST-HALF CONSOLIDATED SALES OF THE TOP 10 PRODUCTS

--------------------------------------------------------------------------------
                                                        CHANGE ON A   CHANGE ON
 Millions of euros   H1 2004    H1 2003     H1 2003     COMPARABLE    A REPORTED
                               COMPARABLE   REPORTED       BASIS         BASIS
--------------------------------------------------------------------------------
Plavix(R)              818        605         612          +35.2%       +33.7%
Stilnox(R)/Ambien(R)   661        562         627          +17.6%        +5.4%
Eloxatin(R)            541        357         384          +51.5%       +40.9%
Aprovel(R)             390        330         334          +18.2%       +16.8%
Fraxiparine(R)         174        162         166           +7.4%        +4.8%
Depakine(R)            150        135         137          +11.1%        +9.5%
Xatral(R)              138        102         103          +35.3%       +34.0%
Solian(R)               97         71          71          +36.6%       +36.6%
Cordarone(R)            72         72          73            0.0%        -1.4%
Tildiem(R)              65         67          67           -3.0%        -3.0%
--------------------------------------------------------------------------------
 Total               3,106      2,463       2,574          +26.1%       +20.7%
--------------------------------------------------------------------------------



FIRST-HALF GROWTH IN PRESCRIPTIONS OF PLAVIX(R), AVAPRO(R) AND AMBIEN(R) IN THE UNITED STATES (PRESCRIPTIONS IMS NPA FIRST HALF 2004 RETAIL + MAIL ORDER + LONG TERM CARE) (EXCLUDING FAVORABLE PRICE EFFECT)

                -----------------------------------------
                                       H1 2004 GROWTH IN
                                         PRESCRIPTIONS
                -----------------------------------------
                Plavix(R)                    26.8%
                Ambien(R)                    12.6%
                Avapro(R)                    16.1%
                -----------------------------------------

--------------------------------------------------------------------------------
                 DETAILED FIGURES FOR THE SECOND QUARTER OF 2004
--------------------------------------------------------------------------------

SECOND-QUARTER CONSOLIDATED SALES BY GEOGRAPHICAL REGION

--------------------------------------------------------------------------------
                                                        CHANGE ON A   CHANGE ON
 Millions of euros   Q2 2004    Q2 2003     Q2 2003     COMPARABLE    A REPORTED
                               COMPARABLE   REPORTED       BASIS         BASIS
--------------------------------------------------------------------------------
Europe                1,315      1,163        1,169       +13.1%        +12.5%
United States           527        383          413       +37.6%        +27.6%
Rest of the world       425        353          362       +20.4%        +17.4%
--------------------------------------------------------------------------------
       TOTAL          2,267      1,899        1,944       +19.4%        +16.6%
--------------------------------------------------------------------------------



SECOND-QUARTER CONSOLIDATED SALES OF THE TOP 10 PRODUCTS

--------------------------------------------------------------------------------
                                                        CHANGE ON A   CHANGE ON
 Millions of euros   Q2 2004    Q2 2003     Q2 2003     COMPARABLE    A REPORTED
                               COMPARABLE   REPORTED       BASIS         BASIS
--------------------------------------------------------------------------------
Plavix(R)              424         322        323         +31.7%        +31.3%
Stilnox(R)/Ambien(R)   316         266        285         +18.8%        +10.9%
Eloxatin(R)            285         190        199         +50.0%        +43.2%
Aprovel(R)             202         169        170         +19.5%        +18.8%
Fraxiparine(R)          90          79         81         +13.9%        +11.1%
Depakine(R)             76          69         69         +10.1%        +10.1%
Xatral(R)               66          54         54         +22.2%        +22.2%
Solian(R)               53          37         36         +43.2%        +47.2%
Cordarone(R)            37          37         36           0.0%         +2.8%
Tildiem(R)              32          34         34          -5.9%         -5.9%
--------------------------------------------------------------------------------
 TOTAL               1,581       1,257      1,287         +25.8%        +22.8%
--------------------------------------------------------------------------------



SECOND-QUARTER GROWTH IN PRESCRIPTIONS OF PLAVIX(R), AVAPRO(R) AND AMBIEN(R) IN THE UNITED STATES (PRESCRIPTIONS IMS NPA SECOND QUARTER 2004 RETAIL + MAIL ORDER + LONG TERM CARE) (EXCLUDING FAVORABLE PRICE EFFECT)

                        -----------------------------------------
                                       Q2 2004 GROWTH IN
                                         PRESCRIPTIONS
                        -----------------------------------------
                        Plavix(R)            24.0%
                        Ambien(R)            10.0%
                        Avapro(R)            14.8%
                        -----------------------------------------

--------------------------------------------------------------------------------
                 DETAILED FIGURES FOR THE FIRST QUARTER OF 2004
--------------------------------------------------------------------------------

FIRST-QUARTER CONSOLIDATED SALES BY GEOGRAPHICAL REGION

--------------------------------------------------------------------------------
                                                        CHANGE ON A   CHANGE ON
 Millions of euros   Q1 2004    Q1 2003     Q1 2003     COMPARABLE    A REPORTED
                               COMPARABLE   REPORTED       BASIS         BASIS
--------------------------------------------------------------------------------
Europe                1,269      1,144        1,158       +10.9%         +9.6%
United States           538        401          471       +34.2%        +14.2%
Rest of the world       386        307          330       +25.7%        +17.0%
--------------------------------------------------------------------------------
        TOTAL         2,193      1,852        1,959       +18.4%        +11.9%
--------------------------------------------------------------------------------



FIRST-QUARTER CONSOLIDATED SALES OF THE TOP 10 PRODUCTS

--------------------------------------------------------------------------------
                                                        CHANGE ON A   CHANGE ON
 Millions of euros   Q1 2004    Q1 2003     Q1 2003     COMPARABLE    A REPORTED
                               COMPARABLE   REPORTED       BASIS         BASIS
--------------------------------------------------------------------------------
Plavix(R)              394        283         289          +39.2%       +36.3%
Stilnox(R)/Ambien(R)   345        296         342          +16.6%        +0.9%
Eloxatin(R)            256        167         185          +53.3%       +38.4%
Aprovel(R)             188        161         164          +16.8%       +14.6%
Fraxiparine(R)          84         83          85           +1.2%        -1.2%
Depakine(R)             74         66          68          +12.1%        +8.8%
Xatral(R)               72         48          49          +50.0%       +46.9%
Solian(R)               44         34          35          +29.4%       +25.7%
Cordarone(R)            35         35          37            0.0%        -5.4%
Tildiem(R)              33         33          33            0.0%         0.0%
--------------------------------------------------------------------------------
 TOTAL               1,525      1,206       1,287          +26.5%       +18.5%
--------------------------------------------------------------------------------



GROWTH IN PRESCRIPTIONS OF PLAVIX(R), AVAPRO(R) AND AMBIEN(R) IN THE UNITED STATES IN THE FIRST QUARTER (PRESCRIPTIONS IMS NPA FIRST QUARTER 2004 RETAIL + MAIL ORDER + LONG TERM CARE) (EXCLUDING FAVORABLE PRICE EFFECT)

                        -----------------------------------------
                                       Q1 2004 GROWTH IN
                                         PRESCRIPTIONS
                        -----------------------------------------
                        Plavix(R)            +29.8%
                        Ambien(R)            +15.3%
                        Avapro(R)            +17.5%
                        -----------------------------------------

EXPLANATORY NOTES:

Except as otherwise noted, all figures in this press release are in French GAAP.

In this press release, we refer to our historical sales as "reported" sales.

In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales:

COMPARABLE SALES: When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

RECONCILIATION OF H1 2003 REPORTED-BASIS SALES TO H1 2003 COMPARABLE-BASIS SALES
        -----------------------------------------------------------
                                              In  millions of euros
        -----------------------------------------------------------
        H1 2003 REPORTED-BASIS SALES                   3,903
        Impact of changes in Group structure           -5
        Impact of exchange rates                       -147
        H1 2003 comparable-basis sales                 3,751
        -----------------------------------------------------------

DEVELOPED SALES: When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

     RECONCILIATION OF H1 2004 CONSOLIDATED SALES TO H1 2004 DEVELOPED SALES
        -----------------------------------------------------
                                                  In millions
                                                   of euros
        -----------------------------------------------------
        H1 2004 consolidated sales                  4,460

        Non-consolidated sales of Plavix(R)/        +1,051
        Iscover(R) net of sales of product to
        Bristol-Myers Squibb

        Non-consolidated sales of Aprovel(R)/       +302
        Avapro(R)/Karvea(R)net of sales of
        product to Bristol-Myers Squibb

        Non-consolidated sales of Stilnox(R)/       +19
        Myslee(R) net of sales of product to
        Fujisawa

        H1 2004 DEVELOPED SALES                     5,832
        -----------------------------------------------------

                                   -----------

In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION

In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (NOTE D'INFORMATION COMPLEMENTAIRE), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (NOTE D'INFORMATION EN REPONSE) which has been granted visa number 04-510.

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


The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document filed with the French Autorite des Marches Financiers on April 2, 2004, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Other than as required by applicable law, Sanofi-Synthelabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.


--------------------------------------------------------------------------------


INVESTOR RELATIONS DEPARTMENT:
Philippe Goupit           Director of Investor Relations
Arnaud Delepine           Investor Relations Europe
Sanjay Gupta              Investor Relations US
Anne d'Halluin-Sulzer     Investor Relations
LoicGonnet                Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                                              United States
Tel: +33 1 53 77 45 45                              Tel:  00 1 212 551 42 93
Fax: +33 1 53 77 42 96                              Fax:  00 1 212 551 49 92

                                    REMINDER


On the occasion of the 2004 HALF-YEAR SALES publication, a CONFERENCE CALL for financial analysts, institutional investors and journalists will be held on WEDNESDAY, JULY 21ST, 2004 AT 2.00 P.M. (Paris time). This conference will be held in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         FRANCE :                  00 33 (0) 1 70 70 81 78        CODE :  211199
         UNITED KINGDOM :          00 44 (0) 207 019 95 04        CODE :  211199
         USA :                     00 1 718 354 11 52             CODE :  211199


A live audio webcast of this conference will be available at our internet site (www.sanofi-synthelabo.com).

No recorded version will be archived for this conference.


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